September 26, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jennifer Riegel
Mail Stop 6010

Re:	Myriad Genetics, Inc.
Preliminary Proxy Statement filed September 18, 2008
File No. 0-26642

Ladies and Gentlemen:

On behalf of Myriad Genetics, Inc. (“Myriad” or the “Company”), I am hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments contained in the letter dated September 24, 2008 from Jeffrey Riedler of the Staff (the “Staff”) of the Commission’s Division of Corporation Finance to me. The comments concerned the Company’s preliminary proxy statement filed with the Commission on September 18, 2008 (the “Proxy Statement”).

As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

1.	Comment: Please revise your filing to disclose whether you currently have, or do not have, any plans to issue any of the shares that would be newly authorized as a result of the approval of the amendment to your Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 60 million to 150 million.

Response: In response to this comment, the Company will revise the disclosure on page 46 of the Proxy Statement to state that the Company currently has no plans to issue any of the new shares of its common stock. A copy of page 46 of the Proxy Statement, marked to show changes, is attached hereto. The Company intends to reflect this change in its definitive proxy statement to be filed with the Commission.

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In addition, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.

We hope that the above responses and the related revisions to the Proxy Statement will be acceptable to the Commission. Please do not hesitate to call me at (801) 883-3378 with any questions regarding the Proxy Statement or this letter. Thank you for your time and attention.

Very truly yours,

/s/ Richard M. Marsh
Richard M. Marsh

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.
Brian P. Keane, Esq.
Scott A. Samuels, Esq.

Attachment

PROPOSAL 2:

AMEND THE COMPANY’S RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, TO

INCREASE THE COMPANY’S AUTHORIZED COMMON STOCK

The Board of Directors has determined that it is advisable to increase our authorized common stock from 60,000,000 to 150,000,000 shares, and has voted to recommend that the stockholders adopt an amendment to our Restated Certificate of Incorporation, as amended, effecting the proposed increase. The proposed amendment amends and restates the first sentence of Article FOURTH, Section A of our Restated Certificate of Incorporation, as amended, to read in its entirety as follows:

The total number of shares of capital stock of all classes which the Corporation is authorized to issue is 155,000,000, of which shares 150,000,000 of the par value of $.01 each shall be designated “Common Stock”, and of which shares 5,000,000 of the par value of $.01 each shall be a class designated “Preferred Stock”.

On September 15, 2008, we had 46,106,150 shares of common stock issued and outstanding. Also on that date, we had 8,338,552 shares of common stock subject to outstanding options. Accordingly, a high percentage of our current 60,000,000 authorized common shares have been issued or reserved for issuance and thus relatively few shares are available for use in connection with our future corporate needs.

The Board of Directors believes it continues to be in our best interest to have sufficient additional authorized but unissued shares of common stock available in order to provide flexibility for corporate action in the future. Management believes that the availability of additional authorized shares for issuance from time to time in the Board of Directors’ discretion in connection with possible acquisitions of other companies, future financings, investment opportunities, stock splits or dividends or for other corporate purposes is desirable in order to avoid repeated separate amendments to our Restated Certificate of Incorporation, as amended, and the delay and expense incurred in holding special meetings of the stockholders to approve such amendments. We currently have no plans to issue any of the new shares of our common stock. However, the Board of Directors believes that the currently available unissued shares do not provide sufficient flexibility for corporate action in the future.

We will not solicit further authorization by vote of the stockholders for the issuance of the additional shares of common stock proposed to be authorized, except as required by law, regulatory authorities or rules of the Nasdaq Stock Market LLC or any other stock exchange on which our shares may then be listed. The issuance of additional shares of common stock could have the effect of diluting existing stockholder earnings per share, book value per share and voting power. Our stockholders do not have any preemptive right to purchase or subscribe for any part of any new or additional issuance of our securities.

Adoption of the amendment to the Restated Certificate of Incorporation, as amended, to increase our authorized common stock requires the vote of a majority of the outstanding shares of common stock. If the proposal is approved, we intend to file a certificate of amendment to our Restated Certificate of Incorporation, as amended, shortly after the Annual Meeting although we will not be required to do so. The amendment to the Restated Certificate of Incorporation, as amended, will be effective immediately upon acceptance of filing by the Secretary of State of Delaware.

THE BOARD OF DIRECTORS RECOMMENDS APPROVAL OF THE ADOPTION OF AN AMENDMENT TO OUR RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK. PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR OF THE AMENDMENT UNLESS A STOCKHOLDER HAS INDICATED OTHERWISE ON THE PROXY.